Exhibit 99.1
RECENT DEVELOPMENTS
French Guiana: TOTAL acquires a 25% interest in the Guyane Maritime Permit
TOTAL S.A. (“TOTAL”) announced on December 8, 2009, the acquisition of a 25% interest in the Guyane Maritime Permit from Hardman Petroleum France SAS, an affiliate of Tullow Oil plc. The permit, located about 150 kilometers off the coast of French Guiana, covers an area of approximately 32,000 square kilometers (km2) in water depths ranging from 2,000 to 3,000 meters.
This acquisition, which is subject to approval from the French authorities, complements TOTAL’s portfolio in deepwater acreage in a new oil exploration region for the Group. In the permit, a 3D seismic acquisition program covering an area of up to 3,000 km2 is already underway.
Under the new partnership structure, Hardman Petroleum France SAS is operator of the permit with a 39.5% interest. Other partners are Shell Exploration and Production France SAS (33%), Total E&P Guyane Française (25%) and Northpet Investments Ltd (2.5%).
TOTAL transfers a 10% interest in Russia’s Kharyaga field to Zarubezhneft
On November 27, 2009, Total E&P Russie, a wholly-owned subsidiary of TOTAL, announced the transfer of a 10% interest in the Kharyaga oil field to state-owned Zarubezhneft of Russia. A memorandum of understanding (MOU) signed in 1999 at the same time as the Kharyaga production sharing agreement (PSA) stipulated that a Russian partner would take a stake in the project.
TOTAL is operator of phases 2 and 3 of the Kharyaga field, which is located in the Nenets Autonomous District. The development of phase 3, which received the go-ahead in December 2007, will increase output to 30,000 barrels per day (b/d), compared to 20,000 b/d in 2008.
Another partner in the field, Norway’s Statoil, is also transferring a 10% interest to Zarubezhneft.
Under the agreement, TOTAL will continue to operate Kharyaga with a 40% interest, along with its partners Statoil (30%), Zarubezhneft (20%) and Nenets Oil Company (10%).
Vietnam: Oil discovery on offshore Block 15-1/05
TOTAL announced on November 23, 2009, that its subsidiary, Total E&P Vietnam, and its partners on Block 15-1/05, have discovered oil in the Lac Da Nau prospect, located in the southern part of the block in the Vietnamese offshore.
15-01/05 LDN-1X exploration well is the first well drilled and the first discovery made on Block 15-01/05. It is located approximately 110 kilometers to the East of Vung Tau, about 65 kilometers off the coast, and was drilled in a water depth of 45 meters. The well produced 4,200 barrels per day of 44 API° oil during tests performed in the basement.
Phu Quy Petroleum Operating Exploration and Production Company Limited, a subsidiary of Petrovietnam Exploration and Production Corporation, is the Operator of Block 15-1/05 with a 40% stake. The other partners on Block 15-1/05 are Total E&P Vietnam (35%) and SK Energy (25%).